Exhibits to Item 77D - Policies With Respect to Investment
Strategies

Effective April 7, 2011, the principle investment strategies of the HighMark Balanced Fund ("Balanced Fund") and the
HighMark Income Plus Allocation Fund ("Income Plus Allocation
Fund") were modified and stated as follows:

Balanced Fund

PRINCIPAL INVESTMENT STRATEGIES
The Fund, under normal market conditions, invests between 50% and 70% of its assets in equity securities, primarily common stocks, and at least 25% of its assets in fixed-income securities, primarily bonds. Within these ranges, the Fund's specific allocation among stocks, bonds and other securities will vary depending on the portfolio managers' assessment of business, economic and market conditions.

The Fund may invest in bonds of various maturities and types, including those issued by U.S. and foreign governments or companies, mortgage-backed securities and asset-backed securities. At least 80% of the bonds will be investment grade at the time of purchase. The Fund considers a security to be investment grade if it is rated BBB- or better by Standard & Poor's; Baa3 or better by Moody's Investors Service, Inc.; similarly rated by another nationally recognized securities rating organization; or, if not rated, determined to be of comparably high quality by the Fund's Adviser.

To select bonds for the Fund, the portfolio managers consider such factors as the potential direction of interest rates and the U.S. economy, the outlook for one sector of the bond market versus another and the value that one bond may represent versus another. They also consider the financial strength of each issuer and the possibility that its credit rating may be upgraded or downgraded. The Fund may continue to hold a bond that has been downgraded if the portfolio managers believe it is in shareholders' best interest to do so.

The Fund invests its equity security allocation primarily in common stocks of large U.S. companies. The Fund generally considers a company to be a large U.S. company if the company's capitalization is greater than $1 billion. The Fund makes market capitalization determinations with respect to a security at the time of purchase of such security. In particular, the portfolio managers look for companies with certain key attributes, which may include strong or improving profitability, sustainable competitive advantage, a healthy balance sheet and quality management. As part of this process, the portfolio managers engage in a fundamental analysis of candidate companies that seeks to determine the sustainability of these key attributes and to determine the company's long-term earnings growth potential. Successful candidates are those whose key attributes are believed to be sustainable and whose earnings growth is determined to be underappreciated based on current valuation.

Portfolio holdings are reviewed for possible sale if the stock is no longer considered undervalued, the stock price declines materially, one or more of the company's key attributes fails to be sustainable or there are unexpected changes in company management or strategy.
In addition to the securities described above, the Fund may invest up to 10% of the Fund's assets in foreign securities (which may include up to 5% of the Fund's assets in emerging market securities), including American Depositary Receipts and locally traded securities. The Fund may also invest in other types of securities. In an effort to preserve the value of your investment under volatile market conditions, the portfolio managers may invest more than 20% of the Fund's assets in very short-term debt obligations. Such a strategy could make it more difficult for the Fund to achieve its objective of capital appreciation and income.

Income Plus Allocation Fund

PRINCIPAL INVESTMENT STRATEGIES
The Fund will, under normal market conditions, invest, either directly or through its investments in underlying funds, between 50% and 80% of its assets in fixed-income securities, and between
20% and 50% of its assets in equity securities. The Fund's strategic allocation target is 65% fixed-income securities and 35% equity securities.

The Fund is the most conservative of the Asset Allocation Portfolio series. The Asset Allocation Portfolios seek to add value over the long-term through a combination of top-down tactical asset allocation and bottom-up security selection. The mix of equity and fixed-income investments for the Fund will vary depending on the portfolio manager's outlook on the expected return and risk of each selected investment. The portfolio manager's decisions are based on a tactical fundamental investment outlook with a time horizon of 12-18 months.

The Asset Allocation Portfolios' investment discipline emphasizes valuation, economic conditions, interest rates and other market factors such as investor sentiment and currency influences. Asset allocation exposures are determined by a disciplined portfolio management system that balances expected return and portfolio risks.

The Fund invests in other HighMark Funds and may invest in equity and fixed-income funds that are not affiliated with HighMark Funds, including funds that invest in non-U.S.
securities.

The Fund may invest directly in equity securities, fixed-income securities (including but not limited to high-yield securities and U.S. Government securities), derivatives
(including but not limited to futures, forwards and options for hedging and speculative purposes), cash and cash equivalents. In addition, the Fund may invest in exchange-traded funds ("ETFs").